

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 3, 2016

Via E-mail
Mr. E. Joseph Grady
Senior Vice President and Chief Financial Officer
Contango Oil & Gas Company
717 Texas Avenue, Suite 2900
Houston, Texas 77002

> **Re: Contango Oil & Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **File No. 1-16317**

Dear Mr. Grady:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources